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                                 NEWS RELEASE



                           PRECISION DRILLING TRUST
                   ANNOUNCES INCREASE IN CASH DISTRIBUTIONS


CALGARY, Alberta, April 26, 2006 - Precision Drilling Trust ("Precision") announced today that its Board of Trustees has approved a 15% increase in monthly cash distributions to $0.31 per unit effective for the May and June 2006 distributions, to be paid in June and July 2006 respectively. The increased payment will also be made to holders of Class B limited partnership units of Precision Drilling Limited Partnership.

Precision Drilling Trust is Canada's largest energy services trust. Headquartered in Calgary, Alberta, Precision is the leading provider of energy services to the Canadian oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, service rigs, camps, snubbing units and rental equipment backed by a comprehensive mix of technical support services and skilled, experienced personnel.

PRECISION IS LISTED ON THE TORONTO STOCK EXCHANGE UNDER THE TRADING SYMBOL "PD.UN" AND IN U.S. DOLLARS "PD.U" AND ON THE NEW YORK STOCK EXCHANGE UNDER THE TRADING SYMBOL "PDS".

FOR FURTHER INFORMATION PLEASE CONTACT DOUG STRONG, CHIEF FINANCIAL OFFICER OF PRECISION DRILLING CORPORATION, ADMINISTRATOR OF PRECISION DRILLING TRUST, 4200, 150 - 6TH AVENUE S.W., CALGARY, ALBERTA T2P 3Y7, TELEPHONE (403) 716-4500, FAX (403) 264-0251; WEBSITE: WWW.PRECISIONDRILLING.COM.




4200, 150 - 6th Avenue S.W.
Calgary, Alberta, Canada T2P 3Y7
Telephone: 403.716.4500
Facsimile:  403.264.0251
WWW.PRECISIONDRILLING.COM